U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the Current Report on Form 6-K of Anpac Bio-Medical Science Co., Ltd., originally filed with the Securities and Exchange Commission on April 4, 2023 (the “Original 6-K”). This Amendment No.1 is being filed to correct several typographical errors in Exhibits 5.1, 5.2 and 10.1. Other than the foregoing exhibits, no other items of the Original 6-K are being amended and this Amendment No. 1 does not reflect any events occurring after the filing of the Original 6-K.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP, BVI counsel of the Company
5.2	Opinion of Carter Ledyard & Milburn LLP, US counsel of the Company
10.1	Securities Purchase Agreement, dated as of March 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/ Haohan Xu
Name:	Haohan Xu
Title:	Co-Chief Executive Officer

Dated: April 5, 2023

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